EXHIBIT 99.1

[ILOG LOGO]

ILOG REPORTS RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2002

PARIS, FRANCE — APRIL 24, 2002 — ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673) the leading provider of software components, today reported revenues of $23.1 million and an operating profit of $2.9 million for the third quarter of fiscal year 2002, ended March 31, 2002. This compares with $24.3 million in revenues and an operating profit of $3.3 million for the same period a year ago. Earnings per share (diluted) were $0.16 compared to earnings per share of $0.17 in the previous year’s third quarter.

“We continued to be profitable this quarter despite a tough business environment for many of our customers, especially in supply chain management and telecommunications. Revenues from financial services markets continued their positive momentum but this was not enough to offset the softer sectors of our business,” said Pierre Haren, ILOG Chairman and CEO. “The economy is recovering more slowly than we could have predicted at the beginning of the quarter, especially in the U.S. and Asia, but our profitability and receivable collections seasonality improved our cash position this quarter to over $30 million.”

WORLDWIDE SALES TRENDS

Consistent with the trend over the last year, financial services continued to be a significant contributor to revenues as these customers invested in ILOG components to automate business decisions and streamline paper-intensive business processes. The transportation sector in Europe showed strength this quarter as major railway, airline and aircraft manufacturing customers embarked on new infrastructure projects.

Another trend was significant growth of repeat customers, supporting the fact that ILOG products are regarded as a mission-critical part of staying competitive even in a cost-cutting environment. This trend was particularly true for ILOG’s Communications Business Division. Despite significantly slower spending in the telecom market overall, ILOG customers, such as Alcatel, Compaq, France Telecom, Nortel and Vodafone, among others, continued to invest in ILOG software components. This includes the latest version of ILOG’s popular network visualization product, ILOG JTGO 3.0, released during the quarter, that empowers network operators to move beyond troubleshooting of network faults, instead, proactively monitor network availability, as well as service levels being delivered to their enterprise customers.

Significant new business in telecom included Swisscom, the leading Swiss telecom operator. The Communications Business Division also began its initial push into the new media and cable markets, represented by new business with the largest provider of home satellite networks.

In the financial services sector, other repeat business included ITG, the operator of the world’s largest intra-day trade matching system, which renewed its commitment to ILOG optimization products in the quarter, while the leading home lending organization in the US, increased significantly its commitment to ILOG business rules products.

While slower enterprise IT spending continued to negatively impact ILOG’s Independent Software Vendors (ISVs) partners, particularly among supply chain software vendors, some positive trends emerged this quarter. ILOG added 14 new ISVs in the quarter bringing the number of ISVs embedding ILOG components to approximately 350. The number of ILOG ISV partners shipping products increased to over 160, compared to 140 in the previous quarter. ISVs accounted for approximately 56% of ILOG license revenue during the third quarter, compared to 65% a year ago.

The company was also able to leverage increasing investments by governments worldwide in automating and improving citizen access to government services. Indra Sistemas in Spain has used ILOG business rule and visualization products to construct Tramit@, a workflow management system that facilitates the Internet link between Spain’s local and national government administrations and its citizens.

Business rules continued to be ILOG’s fastest growing product line, its revenues doubled compared with the prior year’s third quarter to approximately 30% of license revenues. ILOG demonstrated its business rule market and technology leadership in the quarter, as demonstrated by ILOG’s release and rapid customer and analyst acceptance of JRules 4.0 during the quarter. The company was recognized as a market leader by industry research firm, Gartner Group, and introduced the industry’s first comprehensive rule management system that give businesses in fast-changing markets the high-performance tools to manage the lifecycle of their automated business processes.

BUSINESS OUTLOOK

The cautious outlook recently expressed by most of ILOG’s ISV partners does not let the company anticipate any significant change in current business conditions for the short-term. Accordingly guidance for the quarter ending June 30, 2002 is that revenues are expected to be at a similar level as the prior year with the likelihood of a small loss.

CONFERENCE CALL

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor or contact Taylor Rafferty Associates.

ABOUT ILOG

ILOG is the world’s leading supplier of C++ and Java software components. ILOG’s embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications -where the company enjoys significant market share- ILOG is playing an active role in the emergence of the e-business software components market. ILOG is dually headquartered in Paris, France, and Mountain View, California. Visit www.ilog.com for additional information.

FORWARD-LOOKING INFORMATION

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets, the success of the company’s ISV strategy, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2001, which is on file with the United States Securities and Exchange Commission.

PRESS RELEASE FOR FRENCH SHAREHOLDERS

A translation of this press release in the French language is also available.

ILOG S.A.
CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
(in thousands, except per share data) (figures in italics are euros)

	Three Months Ended			Nine Months Ended

	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31

	2002	2001	2002	2002	2001	2002

Revenues:
License fees	$16,155	$17,226	€18,393	$40,312	$38,279	€45,344
Services	6,960	7,068	7,942	21,105	19,749	23,742

Total revenues	23,115	24,294	26,335	61,417	58,028	69,086

Cost of revenues
License fees	374	589	426	779	1,029	879
Services	2,875	3,264	3,281	8,950	9,636	10,082

Total cost of revenues	3,249	3,853	3,707	9,729	10,665	10,961

Gross profit	19,866	20,441	22,628	51,688	47,363	58,125

Operating expenses
Marketing and selling	11,124	10,878	12,693	32,466	30,283	36,550
Research and development	3,678	3,983	4,195	11,142	10,998	12,546
General and administrative	2,168	2,296	2,472	5,764	6,143	6,495

Total operating expenses	16,970	17,157	19,360	49,372	47,424	55,591

Income (loss) from operations	2,896	3,284	3,268	2,316	(61)	2,534
Net interest income (expense) and other	197	52	226	310	735	341

Net income before taxation	3,093	3,336	3,494	2,626	674	2,875
Income taxes	223	262	254	735	416	822

Net income after taxation	$2,870	$3,074	€3,240	$1,891	$258	€2,053

Earnings per share — basic	$0.17	$0.19	€0.20	$0.12	$0.02	€0.13
Earnings per share — fully diluted	$0.16	$0.17	€0.18	$0.10	$0.01	€0.11
Share and share equivalents used in per share calculations — basic	16,435	15,956	16,435	16,297	15,651	16,297
— fully diluted	18,490	18,104	18,490	18,352	17,800	18,352

ILOG S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands) (figures in italics are euros)

	Mar. 31	June 30	Mar. 31

	2002	2001	2002

ASSETS
Current assets
Cash and cash equivalents	$30,511	$20,870	€34,974
Accounts receivable	17,076	22,215	19,573
Other receivables and prepaid expenses	5,101	5,396	5,848

Total current assets	52,688	48,481	60,395
Property and equipment-net and other assets	6,573	6,896	7,535

Total assets	$59,261	$55,377	€67,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$14,670	$16,242	€16,817
Current debt	1,030	3,330	1,180
Deferred revenue	10,617	8,015	12,168

Total current liabilities	26,317	27,587	30,165
Long-term portion of debt	274	262	313

Total liabilities	26,591	27,849	30,478

Shareholders’ equity
Paid-in capital	76,389	73,972	70,345
Accumulated deficit and currency translation adjustment	(43,719)	(46,444)	(32,893)

Total shareholders’ equity	32,670	27,528	37,452

Total liabilities and shareholders’ equity	$59,261	$55,377	€67,930

ILOG S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
(in thousands) (figures in italics are euros)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,893	€2,053
Adjustments to reconcile net income to cash used for operating activities:
Depreciation and amortization of fixed assets	2,318	2,609
Change in working capital	6,173	7,115

Cash provided by operating activities	10,384	11,777

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(1,396)	(1,560)

Net cash used for investing activities	(1,396)	(1,560)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans and capital lease obligations	(2,093)	(2,331)
Cash proceeds from issuance of shares	2,416	2,761

Net cash provided by financing activities	323	430

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	330	(299)

Net increase in cash and cash equivalents	9,641	10,348
Cash and cash equivalents, beginning of period	20,870	24,626

CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,511	€34,974

DISCUSSION OF INCOME STATEMENT FOR THE QUARTER ENDED MARCH 31, 2002

REVENUES AND GROSS MARGIN

Revenues in the quarter decreased to $23.1 million from $24.3 million, or by 5% compared to the same quarter in the previous year. License fee revenues decreased by 6%, to $16.2 million, from $17.2 million in the prior year’s quarter, reflecting weakness in the supply chain and telecommunications sectors. Service revenues decreased by 2%, to $7.0 million, from $7.1 million in the prior year’s quarter, due to lower consulting revenues. Revenues by business segment for the quarter were $8.5, $8.3, $4.1 and $2.3 million for Value Chain Management, Industry Solutions, Communications, and other, respectively. This compares to $9.6, $6.6, $5.3 and $2.8 million, respectively, in the prior year. Overall gross margin for the quarter increased to 86% from 84% for the same period in the preceding year due to improved margins on consulting revenues in the current year’s quarter compared to the prior year.

OPERATING EXPENSES

Marketing and selling expenses for the quarter increased by 2% over the same period in the prior year. Research and development expenses, net of government funding, for the quarter, decreased by 8% and general and administrative expenses for the quarter decreased by 6% over the same period in the prior year, both reflecting a weaker euro against the dollar and certain one-time cost savings. On March 31, 2002, the company had approximately 600 employees, compared to 570 a year earlier.

OTHER INCOME (EXPENSE)

Net interest and other income (expense) for the quarter increased to $197,000 from $52,000 over the same period in the prior year, benefiting from foreign exchange gains in the quarter.

INCOME TAXES

During the quarter, there was an income tax charge of $223,000 compared to $262,000 in the prior year. These income tax charges are attributable to the profitability of the company’s activities in certain European sales subsidiaries and Japanese withholding taxes.

DISCUSSION OF INCOME STATEMENT FOR THE NINE MONTHS ENDED MARCH 31, 2002

For the nine months ended March 31, 2002, revenues were $61.4 million, and income from operations was $2.3 million. This compares with $58.0 million in revenues and a loss from operations of $0.1 million in the prior year nine-month period. Earnings per share for the nine-month period was $0.10, compared with $0.01 per share for the prior year period.

REVENUES AND GROSS MARGIN

Revenues in the nine-month period grew by 6% over the prior year and, in particular, benefited from increased maintenance revenues and the sales of ILOG JRules licenses to the financial sector. License fee revenues increased by 5%, to $40.3 million, from $38.3 million in the prior year period, reflecting revenue growth of the JRules product line. Service revenues increased by 7%, to $21.1 million, from $19.7 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, while consulting revenues decreased slightly. Revenues by business segment for the nine-month period were $22.7, $20.4, $11.7 and $6.6 million for Industry Solutions, Value Chain Management, Communications, and other, respectively, compared to $16.5, $21.0, $13.0 and $7.5 million, respectively, in the prior year. Overall gross margin for the nine-month period increased to 84% from 82% for the same period in the preceding year due to improved margins on consulting revenues in the current year period compared to the prior year.

OPERATING EXPENSES

Marketing and selling expenses for the nine-month period increased by 7% over the same period in the prior year, reflecting higher levels of sales and marketing resources, although travel expenses in the nine-month period were significantly lower. Research and development expenses, net of government funding, for the nine-month period increased by 1% over the same period in the prior year. General and administrative expenses for the nine-month period decreased by 6% over the same period in the prior year, reflecting expense restraint and a weaker euro against the dollar.

OTHER INCOME (EXPENSE)

Net interest and other income (expense) for the nine-month period decreased to $310,000 from $735,000 over the same period in the prior year due to an absence of foreign exchange gains in the nine-month period.

INCOME TAXES

During the nine-month period, there was an income tax charge of $735,000 compared to $416,000 in the prior year. The increase is attributable to the profitability of the company’s activities in Germany and Japanese withholding taxes.

BALANCE SHEET AND CASH FLOW DISCUSSION

Cash on March 31, 2002, increased to $30.5 million from $20.9 million on June 30, 2001, primarily as a result of improved collections on accounts receivable, increased operating profits and an increase in deferred revenue. Accounts receivable on March 31, 2002, improved to 67 days sales outstanding from 95 days on June 30, 2001 primarily for seasonal reasons. Deferred revenues increased during the period to $10.6 million from $8.0 million on June 30, 2001, reflecting the company’s growing maintenance revenue billings. Long- and short-term debt decreased to $1.3 million from $3.6 million, primarily reflecting payment of the final installment for the 1997 CPLEX® acquisition. Shareholders’ equity on March 31, 2002, increased to $32.7 million from $27.5 million on June 30, 2001, reflecting currency translation adjustments and shares purchased under the employee benefit plans, plus the net income for the nine-month period. On March 31, 2002, the company had 16,545,000 shares issued and outstanding, compared to 16,153,000 on June 30, 2001.

ILOG and CPLEX are registered trademarks and ILOG JTGO and ILOG JRules are trademarks of ILOG. All other trademarks are the property of their respective owners.

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